FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
30 May 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 May 2024	66,421	312.00	308.60	310.5874	LSE
30 May 2024	5,384	309.70	309.70	309.7000	CHIX
30 May 2024	32,387	311.00	309.70	310.6461	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 131,835,417 Ordinary Shares in treasury and have 8,719,695,516 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
30 May 2024	08:03:45	BST	204	309.70	BATE	1400049
30 May 2024	08:03:45	BST	4877	309.70	BATE	1400047
30 May 2024	08:07:58	BST	2575	310.50	BATE	1406044
30 May 2024	08:07:58	BST	2075	310.50	BATE	1406042
30 May 2024	08:07:58	BST	855	310.50	BATE	1406040
30 May 2024	08:15:00	BST	4191	311.00	BATE	1415699
30 May 2024	08:15:00	BST	1043	311.00	BATE	1415697
30 May 2024	08:23:10	BST	5913	310.90	BATE	1425736
30 May 2024	08:34:45	BST	5042	310.70	BATE	1442656
30 May 2024	08:56:49	BST	5612	311.00	BATE	1471941
30 May 2024	08:03:45	BST	5384	309.70	CHIX	1400045
30 May 2024	08:00:28	BST	5974	308.60	LSE	1393990
30 May 2024	08:00:28	BST	5974	308.60	LSE	1393988
30 May 2024	08:04:09	BST	5206	309.50	LSE	1400605
30 May 2024	08:07:58	BST	1184	310.50	LSE	1406037
30 May 2024	08:07:58	BST	4777	310.50	LSE	1406035
30 May 2024	08:15:00	BST	5780	311.10	LSE	1415695
30 May 2024	08:21:40	BST	5667	310.80	LSE	1424235
30 May 2024	08:29:07	BST	5027	310.80	LSE	1434194
30 May 2024	08:34:45	BST	5904	310.70	LSE	1442654
30 May 2024	08:45:00	BST	5239	311.60	LSE	1455916
30 May 2024	08:53:33	BST	4934	311.40	LSE	1467638
30 May 2024	09:05:00	BST	4834	311.90	LSE	1481284
30 May 2024	09:07:43	BST	5921	312.00	LSE	1483651

Date: 30 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary